SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934*

(Amendment No. 13)

Ambev S.A.

(Name of Issuer)

Ambev Inc.

(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 1 (one) Common Share,

without par value, evidenced by American Depositary Receipts

(Title of Class or securities)

02319V103

(CUSIP Number)

Mr. Roberto Moses Thompson Motta	George H. White
BRC S.à.R.L. 3, Boulevard Royal, L-2449 Luxembourg +352 26 89 01	Sullivan & Cromwell LLP 1 New Fetter Lane London EC4A 1AN England +44 20 7959 8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

March 9, 2016

(Date of Event to Which This Filing Relates)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 02319V103

1	Names of Reporting Persons: BRC S.à.R.L.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares[1]
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): HC

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (“Stichting”), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of Reporting Persons: Jorge Paulo Lemann
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares[1]
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of Reporting Persons: Carlos Alberto da Veiga Sicupira
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Viega Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 02319V103

1	Names of Reporting Persons: Marcel Herrmann Telles
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e):
6	Citizenship or Place of Organization: Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power: 0
	8	Shared Voting Power: 11,283,145,506 Common Shares
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 11,283,145,506 Common Shares
11	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,283,145,506 Common Shares[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
13	Percent of Class Represented by Amount in Row (11): 71.9%[1]
14	Type of Reporting Person (See Instructions): IN

[1]	Includes (i) the 1,279,926,158 common shares of Ambev S.A. (formerly Companhia de Bebidas das Américas – Ambev) (“Ambev”) currently beneficially owned by Ambrew S.à.R.L., a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV (formerly InBev SA/NV and Interbrew S.A.) (“Anheuser-Busch InBev”), a Belgium corporation; (ii) the 8,441,956,047 common shares of Ambev currently beneficially owned by Interbrew International B.V. a wholly-owned subsidiary of Anheuser-Busch InBev SA/NV; and (iii) the 1,561,263,301 common shares of Ambev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to Ambev employees and their dependents. Ambrew S.à.R.L., Interbrew International B.V. and the Fundação are party to the New Ambev Shareholders’ Agreement (defined below). Anheuser-Busch InBev is controlled by the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), which is in turn wholly-owned together by BRC S.à.R.L. (“BRC”) and EPS Participations S.à.R.L. (“EPS Participations”), which is wholly owned by Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA) (“EPS”). BRC is controlled by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”). In addition, Mr. Lemann, Mr. Telles and Mr. Sicupira are party to the Shareholders’ Voting Rights Agreement (as amended) pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. The Stichting Anheuser-Busch InBev, BRC, EPS Participations and EPS are party to the New ABI Shareholders’ Agreement (defined below), and together indirectly and directly own 831,030,526 Anheuser-Busch InBev ordinary shares, as of March 9, 2016, representing approximately 51.7% of all issued and outstanding Anheuser-Busch InBev ordinary shares (other than treasury shares). See Items 2, 3, 4, 5 and 6 of this Schedule 13D.

Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1.	Security and Issuer.

This Amendment No. 13 (“Amendment No. 13”) amends the Schedule 13D originally filed on September 1, 2004, Amendment No. 1 thereto filed on September 10, 2004, Amendment No. 2 thereto filed on October 13, 2004, Amendment No. 3 thereto filed on February 15, 2005, Amendment No. 4 thereto filed on March 1, 2005, Amendment No. 5 thereto filed on March 28, 2005, Amendment No. 6 thereto filed on April 6, 2005, Amendment No. 7 thereto filed on June 9, 2005, Amendment No. 8 thereto filed on April 26, 2006, Amendment No. 9 thereto filed on March 27, 2007, Amendment No. 10 thereto filed on February 6, 2009, Amendment No. 11 thereto filed on February 12, 2010 and Amendment No. 12 thereto filed on December 30, 2014 on behalf of (i) BRC S.à.R.L. (formerly BRC S.A.), a company (société a responsabilité limité) incorporated under the laws of Luxembourg (“BRC”), (ii) Jorge Paulo Lemann, a Brazilian and Swiss citizen (“Mr. Lemann”), (iii) Carlos Alberto da Veiga Sicupira, a Brazilian citizen (“Mr. Sicupira”), and (iv) Marcel Hermann Telles, a Brazilian citizen (“Mr. Telles” and, together with BRC, Mr. Lemann and Mr. Sicupira, the “Reporting Persons”), relating to the common shares, without par value (the “Ambev Common Shares”), of Ambev S.A., a corporation incorporated under the laws of the Federative Republic of Brazil (formerly Companhia de Bebidas das Américas – Ambev or “Old Ambev”) (“Ambev”) (the Schedule 13D, as so amended, is referred to herein as the “Schedule 13D”). Ambev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 1 (one) Ambev Common Share. The American Depositary Shares are evidenced by American Depositary Receipts. The address of Ambev’s principal executive offices is Rua Dr. Renato Paes de Barros, 1017, 3rd Floor, 04530-000, São Paulo, SP, Brazil.

Amendments Nos. 1 through 11 can be located by reference to Old Ambev’s CIK number 0001113172 and SEC file number 005-50972.

Item 2.	Identity and Background.

This Item 2 is hereby amended and supplemented as follows:

The name, citizenship, business address and present principal occupation or employment of each of the executive officers and directors of BRC and the name, principal business and address of the corporation or other organization in which such employment is conducted are set forth in Annex A-1 to this Amendment No. 13.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented by adding the following:

From December 19, 2014 through June 30, 2015, Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Fundação”) acquired 19,081,000 Ambev Common Shares in open market purchases. The aggregate purchase price for these transactions in U.S. Dollars was approximately $116.6 million. The source of funding for the purchases of Ambev Common Shares was the general working capital of the Fundação.

Item 4.	Purpose of Transaction.

This Item 4 is hereby amended and supplemented by inserting the following paragraphs at the end of this item:

From December 19, 2014 through June 30, 2015, the Fundação acquired 19,081,000 Ambev Common Shares for general investment purposes through regular market transactions in accordance with the individual investment program that came into effect on October 17, 2014, based on the “Manual of Disclosure and Use of Information and Policy of Negotiation of Securities Issued By Ambev S/A”. Such individual investment program expired on October 17, 2015. In the future, the Fundação may acquire additional Ambev Common Shares or enter into other Individual Investment Programs.

In addition, the Reporting Persons reserve the right from time to time to formulate plans or proposals regarding AmBev or any of AmBev’s securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by the Reporting Persons.

Item 5.	Interest in the Securities of the Issuer

This Item 5 is hereby amended and supplemented as follows:

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D are hereby incorporated by reference.

For further information, reference is made to Item 3 of this Amendment No. 13 which is incorporated by reference herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Recommended Acquisition of SABMiller plc by Anheuser-Busch InBev

On November 11, 2015, the board of Anheuser-Busch InBev and the board of SABMiller plc announced that they had reached agreement on the terms of a recommended acquisition by Anheuser-Busch InBev of the entire issued and to be issued share capital of SABMiller plc. The transaction will be implemented by means of the acquisition of SABMiller plc by a Belgian company to be formed for the purposes of the transaction (“Newbelco”). Anheuser-Busch InBev will also merge into Newbelco so that, following completion of the transaction, Newbelco will be the new holding company for the combined group.

Upon completion of the transaction, the Stichting will be the controlling shareholder of Newbelco. Ambrew and IIBV will be wholly-owned subsidiaries of Newbelco. It is expected that the New Shareholders Agreement (or a successor thereto) will continue to apply in respect of the ordinary shares of Newbelco held by the parties thereto.

Funds Voting Agreement

The Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew) (“Stichting”) entered into a voting agreement, effective November 1, 2015 (the “Funds Voting Agreement”) with Fonds Baillet Latour, a private limited liability company (société privée à responsabilité limitée) with a socially-inspired purpose and Fonds Voorzitter Verhelst, a private limited liability company (société privée à responsabilité limitée) with a socially-inspired purpose, which replaces in its entirety the voting agreement between the parties dated October 16, 2008 which was due to expire on October 16, 2016 if not renewed.

This agreement provides for consultations between the three bodies before any of the shareholders’ meetings of Anheuser-Busch InBev to decide how they will exercise the voting rights attached to Anheuser-Busch InBev’s shares. Under this voting agreement, consensus is required for all items that are submitted to the approval of any of Anheuser-Busch InBev’s shareholders’ meetings. If the parties fail to reach a consensus, each of Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL will vote their Anheuser-Busch InBev shares in the same manner as the Stichting. The Funds Voting Agreement will expire on November 1, 2034, but is renewable.

The Funds Voting Agreement is attached to this Amendment No. 13 as Exhibit CC.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

A.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.	Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.	Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

E.	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.	First Amendment to the Ambev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.	Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

K.	Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.	Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to Ambev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.	Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to Ambev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (‘Edital’) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to Ambev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.	Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to Ambev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.	Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to Ambev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

R.	Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to Ambev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

S.	First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to Ambev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T.	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit T to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

U.	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit U to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

V.	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through February 6, 2009 (incorporated by reference to Exhibit V to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

W.	Second Individual Investment Program of the Fundação (incorporated by reference to Exhibit W to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

X.	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

Exhibit No.	Description

Y.	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed on February 12, 2010 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Z.	List of Ambev Common Shares acquired by the Fundação from October 24, 2014 to December 24, 2014 (incorporated by reference to Exhibit Z to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

AA.	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

BB.	New ABI Shareholders’ Agreement, dated December 18, 2014 (incorporated by reference to Exhibit BB to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

CC.	Funds Voting Agreement, effective November 1, 2015 (filed herewith).

DD.	Powers of Attorney (filed herewith).

ANNEX A-1

Directors of BRC1

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Beneficial Ownership of Ambev Common Shares

Paulo Alberto Lemann	Brazil	Avenida Borges de Medeiros, 633 Sala 608—Leblon, Rio de Janeiro, Brazil	Director of Anheuser-Busch InBev	None

Carlos Alberto da Veiga Sicupira	Brazil	Via Maistra 36 CH—7500, St Moritz, Switzerland	Director Anheuser-Busch InBev	11,283,145,506

Marcel Herrmann Telles	Brazil	Via Mezdi 35 CH—7500, St Moritz, Switzerland	Director of Anheuser-Busch InBev	11,283,145,506

Alexandre Behring	Brazil	600 Third Avenue, 37th Floor New York, NY 10016	Director of Anheuser-Busch InBev	None

Richard Brekelmans	Netherlands	6, rue Eugène Ruppert L-2453 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

Michael Joseph Verhulst	Netherlands	6, rue Eugène Ruppert L-2453 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

Jean-Pierre Winandy	Luxembourg	18-20, Rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

Elisa Mendes	Luxembourg	3 Boulevard Royal, L-2449 Luxembourg, Grand Duchy of Luxembourg	Director of BRC	None

[1]	BRC currently does not have any executive officers.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

BRC S.À.R.L.

by	*
Name: Carlos Alberto Da Veiga Sicupira
Title: Class A Director

by	*
Name: Alexandre Behring
Title: Class B Director

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

JORGE PAULO LEMANN

*
Name: Jorge Paulo Lemann

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

CARLOS ALBERTO DA VEIGA SICUPIRA

*
Name: Carlos Alberto Da Veiga Sicupira

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2016

MARCEL HERRMANN TELLES

*
Name: Marcel Herrmann Telles

*By:	/s/ Roberto Moses Thompson Motta
Roberto Moses Thompson Motta
Attorney-in-Fact

/s/ André Costa Coelho de Souza
André Costa Coelho de Souza
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

A.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation) (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.	Shareholders’ Agreement of Ambev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to Ambev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.	Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.	Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

E.	Incorporação Agreement dated March 3, 2004 among Ambev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.	Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.	First Amendment to the Ambev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as Ambev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.	Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to Ambev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.	Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

K.	Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.	Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to Ambev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.	Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to Ambev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.	Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to Ambev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (‘Edital’) published by InBev on February 14, 2005 (incorporated by reference to Exhibit O to Amendment No. 3 to Schedule 13D relating to Ambev, filed on February 15, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

P.	Letter of Transmittal and cover letter, dated February 28, 2005 (incorporated by reference to Exhibit P to Amendment No. 4 to Schedule 13D relating to Ambev, filed on March 1, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Q.	Press Release of InBev, dated March 23, 2005 (incorporated by reference to Exhibit Q to Amendment No. 5 to Schedule 13D relating to Ambev, filed on March 28, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

R.	Press Release of InBev, dated March 31, 2005 (incorporated by reference to Exhibit R to Amendment No. 6 to Schedule 13D relating to Ambev, filed on March 31, 2005 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

S.	First Amendment to the Shareholders’ Voting Rights Agreement, dated as of March 23, 2007, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Inpar VOF, Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global and BRC as acknowledging parties (incorporated by reference to Exhibit S to Amendment No. 9 to Schedule 13D relating to Ambev, filed on March 27, 2007 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

T.	Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit T to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

U.	First Addendum to Amended and Restated Amendment No. 1 to Anheuser-Busch InBev Shareholders Agreement (incorporated by reference to Exhibit U to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

V.	List of Old Ambev Common Shares acquired by the Fundação from December 9, 2008 through February 6, 2009 (incorporated by reference to Exhibit V to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

W.	Second Individual Investment Program of the Fundação (incorporated by reference to Exhibit W to Amendment No. 10 to Schedule 13D relating to Ambev, filed on February 6, 2009 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Exhibit No.	Description

X.	Amended and Restated Anheuser-Busch InBev Shareholders Agreement, dated September 9, 2009 (incorporated by reference to Exhibit 3.1 to Form 20-F filed by Anheuser-Busch InBev SA/NV on September 14, 2009).

Y.	List of Old Ambev Common Shares acquired by the Fundação from November 27, 2009 through February 12, 2010 (incorporated by reference to Amendment No. 11 to the Schedule 13D related to Ambev filed on February 12, 2010 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

Z.	List of Ambev Common Shares acquired by the Fundação from October 24, 2014 to December 24, 2014 (incorporated by reference to Exhibit Z to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

AA.	New Ambev Shareholders’ Agreement, dated April 16, 2013 (English language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Old Ambev on July 8, 2013).

BB.	New ABI Shareholders’ Agreement, dated December 18, 2014 (incorporated by reference to Exhibit BB to Amendment No. 12 to Schedule 13D relating to Ambev, filed on December 30, 2014 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

CC.	Funds Voting Agreement, effective November 1, 2015 (filed herewith).

DD.	Powers of Attorney (filed herewith).